January 23, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:	MiMedx Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-35887

Dear Mr. James:
This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 9, 2017 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K filed by MiMedx Group, Inc. (“we,” “us,” “our” or the “Company”).
For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 44

1.
We note your response to comment 1. Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S--K. Refer to Rules 100 and 101 of Regulation S-T.

Response
We will amend the filing to include the attestation report from our registered public accountant that opines on our internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S--K.

Note 2. Significant Accounting Policies
Revenue Recognition, page 51

2.
You disclose on page 49 that revenues from AvKare, one of your distributors which sells your products to the Federal Government, were approximately 24%, 34%, and 56%, of total revenue for the years ended December 31, 2015, 2014 and 2013, respectively. Please tell us the significant terms of your agreement with AvKare, including payment terms and rights of return. Tell us your policies for recognizing revenues for sales to them.

Response
The Company respectfully refers the Staff to the copy of the Company’s agreement with AvKare, Inc. (as amended, the “Agreement”) which is filed as Exhibit 10.60 to the Company’s Form 10-K for the fiscal year ended December 31, 2015.  The First, Second and Third Amendments to Agreement are filed as Exhibits 10.61, 10.62 and 10.63 to the Company’s Form 10-K, respectively.  The Fourth Amendment is filed as Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2016.

As described in the Company’s filings, some of the Company’s sales to Government accounts, including the Department of Veterans Affairs, are made through the distributor relationship with AvKare, which is a veteran-owned General Services Administration Federal Supply Schedule (FSS) contractor.  Under the current terms of the Agreement, title to the products passes to AvKare upon shipment with payment terms of 45 days. All shipments to AvKare are processed based upon an authorized purchase order from AvKare.  AvKare has no right to return products sold under the Agreement except in cases of defect or nonconformity. The Agreement expires, subject to certain for-cause termination rights, on June 30, 2017.  The Company may also elect to terminate the Agreement without cause and pay a termination fee as specified in the Agreement.  At the end of the term, the parties expect AvKare’s inventory to be minimal based upon AvKare's obligation to use commercially reasonable efforts to achieve target sales levels over the remaining term of the Agreement.  Upon termination of the Agreement, the parties may mutually agree to extend the Agreement or the Company has an obligation to repurchase AvKare’s remaining inventory within ninety (90) days in accordance with the terms of the Agreement.

The Company recognizes revenue for sales under the Agreement upon shipment as (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the price to the buyer is fixed or determinable; and (d) collectability is reasonably assured.  Also, please note that the Company’s Net sales as reported in its filings are the amount of sales generated by the Company after the deduction of allowances for damaged or missing goods, returns, and any discounts allowed.
* * *
If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 770-651-9105.
Sincerely,

/s/ Michael J. Senken
Michael J. Senken
Chief Financial Officer

cc:    Alexandra O. Haden (MiMedx Group, Inc.)
David W. Ghegan (Troutman Sanders LLP)